[MACROVISION LETTERHEAD]

August 1, 2006

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Macrovision Corporation

Dear Ms. Collins:

In connection with our attorney’s conversation with Mr. Patrick Gilmore on August 1, 2006, we are hereby confirming that the Securities and Exchange Commission has agreed to give us an additional 10 business days to respond to the July 19, 2006 comment letter addressed to Mr. James Budge of Macrovision Corporation. We have made the request for the extension in order to permit our management and Audit Committee to thoroughly prepare and review our response to your comment letter and because of our internal commitments in connection with the preparation and filing of our quarterly report on Form 10-Q for the quarter ended June 30, 2006. We appreciate your accommodation. You will receive our response no later than August 16, 2006.

Do not hesitate to contact me at (408) 562-8495 should you have any questions.

Very truly yours,

/s/ Pamela A. Sergeeff

Pamela A. Sergeeff Senior Corporate Counsel